Exhibit 11.1

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

The following information sets forth the computation of basic and diluted net increase in stockholders’ equity per share resulting from operations for the period April 1, 2012 through March 31, 2013

Numerator for increase in net assets per share — basic:	$104,470,977
Denominator for basic weighted average shares:	202,875,329
Earnings (loss) per share — basic:	$0.51
Numerator for increase in net assets per share — diluted:	$114,779,087
Denominator for diluted weighted average shares:	217,423,429
Earnings per share — diluted:	$0.51	*

*	In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. For the fiscal year ended March 31, 2013, anti-dilution would total $0.02.